Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Higher EBITDA, Cash-flow, Revenues in Q2, 2010;
Silver Production Up 41%, Cash Costs Down 15% Compared to Q2, 2009;
Conference Call Scheduled for 10:30 AM PDT on Friday, August 6

Vancouver, Canada – August 5, 2010 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announced today its financial and operating results and unaudited financial statements for the Second Quarter, 2010.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The financial results are expressed in US dollars (“US$”) and are based on Canadian generally accepted accounting practices (Canadian “GAAP”).  Shareholders are referred to the Company’s website for more details: Second Quarter 2010 Financial Statements -http://www.edrsilver.com/s/FinancialStatements.asp and Management Discussion and Analysis (“MD&A”) - http://www.edrsilver.com/s/MDA.asp.

Second Quarter 2010 Highlights (Compared to Q2, 2009)

• Silver production climbed 41% to 826,439 ounces (oz)

• Gold production jumped 61% to 4,460 oz

• Silver equivalent production rose 46% to 1,116,404 oz (65:1 silver: gold ratio, no base metals)

• Cash costs fell 15% to $5.94 per oz silver produced (net of gold credits)

• Sales revenues increased 140% to $19.7 million

• Mine operating cash-flow escalated 263% to $9.4 million

• EBITDA was up 250% to $4.9 million

• To view a video of Chief Operating Officer Dan Dickson and his commentary on these results, click here: http://www.edrsilver.com/i/video/pressreleases/2010-08-05/Endeavour_Silver_Releases_Q2_Financials.html

Bradford Cooke, Chairman and CEO, commented, “Endeavour Silver’s financial and operating performance continued to shine in Q2, 2010 thanks to rising silver-gold production, falling cash costs and higher metal prices.  As a result, Company revenues, cash-flow, EBITDA and earnings were all sharply higher in Q2, 2010 compared to Q2, 2009.  Add to that our recent exploration success at Lucero South and the acquisition of the new Belen properties in Guanajuato and it is safe to say Endeavour enjoyed a good Second Quarter.”

“Although our Q2, 2010 earnings dipped as expected compared to Q1, 2010 due to increased exploration and other expenses, silver and gold production were both slightly ahead of plan.  Similar to 2009, production is forecast to start climbing again in Q3 and Q4, 2010 once our operating team completes its annual capital programs, including the development of the new Santa Cruz and Porvenir Cuatro mines and plant expansion at Guanacevi and the opening of the new Lucero South mine at Guanajuato.”

“Management remains focused on both organic and acquisition growth in the Third Quarter.  Our exploration programs are progressing well, on time and below budget.  Drill results for the Guanajuato, Parral and Arroyo Seco projects should be released in Q3, 2010.  Drilling will also get underway at Guanacevi and El Toro during the 3rd quarter.  We continue to evaluate a number of interesting acquisition opportunities.”

Financial Results (see Consolidated Statement of Operations)

Sales revenues increased 140% to $19.7 million in Q2, 2010 (Q2, 2009 - $8.2 million) thanks to sharply higher mineral production and metal prices. The Company sold 772,126 silver oz and 4,389 gold oz at average realized prices of $18.65 per oz and $1,205 per oz respectively. Costs of Sales were up 82% to $10.3 million (Q2, 2009 - $5.6 million) primarily due to higher production.

Mine Operating Cash Flows increased 263% to $9.4 million (Q2, 2009 - $2.6 million) and Mine Operating Earnings rose to $6.4 million (Q2, 2009 – $0.2 million).  The Company realized a positive Operating Income of $1.7 million (Q2, 2009 – Loss of $2.1 million), primarily due to higher Mine Operating Earnings. Income Before Tax was $1.5 million (Q2, 2009 – Loss of $1.4 million). The Company incurred an Income Tax Expense of $1.9 million (Q2, 2009 –$0.4 million) for a Net Loss of $0.4 million (Q2, 2009 – $1.8 million) for the period.

Cash Operating Costs declined 15% to $5.94 per oz silver produced in Q2, 2010 (Q1, 2009 - $6.95 per oz) thanks to higher plant throughputs at Guanacevi, higher gold production and gold prices, partially offset by the appreciation of the Mexican peso. Endeavour reports its cash operating costs according to the Gold Institute reporting guidelines so they include offsite costs such as transportation, smelting and refining, net of by-product credits.

The Company made capital investments totalling $7.9 million in property, plant and equipment during the Second Quarter, 2010.  The main focus of the capital programs was the continued development of the Santa Cruz and Porvenir Cuatro access ramps, and the expansion of the crushing and other plant circuits at Guanacevi. At Guanajuato, mine development continued on the South extensions of the Lucero and Bolanitos veins, and work commenced on the new Lucero South access ramp.

At June 30, 2010, the Company held cash and cash equivalents of $21.4 million and working capital totalled $41.6 million, up from $38.8 million at the end of 2009.

Operating Results (see Consolidated Table of Operations)

Silver production climbed 41% to 826,439 oz and gold production jumped 61% to 4,460 oz in Q2, 2010 compared to Q2, 2009 thanks to higher plant throughput at both Guanacevi and Guanajuato. As a result, silver and equivalent production rose 46% to 1,116,404 oz (65:1 silver: gold ratio, no base metals).

Plant throughputs in Q2, 2010 totalled 123,825 tonnes, up 37% compared to Q2, 2009 due to the benefits of the 2009 mine development program at both operations and the 20% plant expansion at Guanajuato. Guanacevi averaged 841 tonnes per day (tpd) and Guanajuato averaged 535 tpd. Consolidated silver grades averaged 267 grams per tonne (gpt) silver (8.6 oz per ton), comparable to Q2, 2009 but gold grades averaged 1.32 gpt gold (0.04 oz per ton), 14% higher than Q2, 2009 as a result of higher gold grades at both Guanacevi and Guanajuato and higher plant throughput at Guanajuato.

Third Quarter 2010 Outlook

Endeavour anticipates its financial performance in Q3, 2010 will reflect slightly lower anticipated silver and gold bullion prices, a modest increase in production and slightly lower cash costs.  Cash operating costs decreased in Q2, 2010 from Q1, 2010, they should continue to trend downward toward the $5.00 per oz range upon completion of our 2010 capital expansion programs.

Silver production is ahead of schedule for the year, even though the first two quarters of silver production were scheduled to be relatively flat as we focused on mine development and plant expansion capital programs. Silver production should start rising again in the Q3 and Q4, 2010, as the new ore-bodies under development during the first half of the year at Guanacevi and Guanajuato enter into production.

Upon completion of the 2010 capital expansion projects, the Guanacevi mines production is scheduled to reach 1,000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tonnes per day (tpd). Subject to continued exploration success, management will then look at the possibilities for the next mine and plant expansions at Guanacevi and Guanajuato.

Guanacevi currently draws 80% of its ore production from the Porvenir Mine and the balance from Porvenir Dos. Both the Porvenir Cuatro and Santa Cruz access ramps are ahead of schedule, so both should be in ore development this quarter. Work on the new crushing circuit and other existing circuits at the Guanacevi plant is also on target for completion in Q3, 2010.

At Guanajuato, the Lucero vein now contributes 80% of the ore production with the balance coming from Cebada and Bolanitos.  With last year’s expansion of the Guanajuato plant capacity to 600 tpd, mine production is climbing with the development of the ore zones on the Bolanitos and Lucero veins.  Plant capacity is expected to be achieved when the new Lucero South access ramp is started in Q3, 2010.

A total of 11,000 meters of core drilling is planned during the 3rd quarter for Guanajuato, Guanacevi, El Toro and Arroyo Seco, as well as surface surveys and target definition work on other properties.  At Guanacevi, the next phase of diamond drilling will be carried out in the San Pedro area. At Guanajuato, drilling continues at Lucero South and will be initiated in the Bolañitos North area.

At Parral, drill results will be assessed and released in August.  At San Sebastian, a Phase 1 drill program will get underway in Q4 to test several prospective targets.  At Arroyo Seco, drill results should be released in September. At El Toro, mapping, sampling and trenching have been completed and drilling is now underway.

Godfrey Walton, M.Sc., P.Geo., the President and COO, is the Qualified Person who reviewed this news release and oversaw the mining operations.  Barry Devlin, M.Sc., P.Geo., the Vice President of Exploration, is the Qualified Person who reviewed this news release and supervised the exploration programs.

Q2, 2010 Conference Call at 10:30 AM PDT, Friday, August 6, 2010

A conference call to discuss the results will be held at 1:30 PM Eastern Standard Time (10:30 AM Pacific Standard Time) on Friday, August 6, 2010. To participate in the conference call, please dial the following:

● 800-319-4610	Canada and USA (Toll-free)
● 604-638-5340	Vancouver Dial In
● 1-604-638-5340	Outside of Canada & USA
● No pass-code is necessary

A replay of the conference call will be available by dialling 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Dan Dickson"

Dan Dickson
Chief Financial Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009

Revenue	$19,692	$8,236	$37,944	$16,723

Cost of sales	10,267	5,640	19,433	11,523
Depreciation and depletion	3,028	2,414	6,329	4,704
Exploration	1,375	426	2,196	583
General and administrative	1,178	928	2,388	2,018
Accretion of convertible debentures	404	427	840	574
Stock-based compensation	1,693	515	2,344	598
Earnings (loss)	1,747	(2,114)	4,414	(3,277)

Foreign exchange gain (loss)	(521)	670	(91)	(245)
Realized gain on marketable securities	47	-	47	-
Mark to market gain (loss) on redemption call option	115	-	290	-
Investment and other income	95	7	169	196

Earnings (loss) before taxes	1,483	(1,437)	4,829	(3,326)
Income tax recovery (provision)	(1,895)	(395)	(3,521)	(246)
Net earnings (loss) for the period	(412)	(1,832)	1,308	(3,572)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	126	-	26	-
Unrealized foreign exchange gain (loss) on investments	(124)	-	(29)	-
Unrealized gain (loss) on other investments	116	-	664	-
Reclassification adjustment for loss (gain) included in net income	(47)	-	(47)	-
	71	-	614	-
Comprehensive income (loss) for the period	(341)	(1,832)	1,922	(3,572)

Basic and diluted loss per share based on net earnings (loss)	$(0.01)	$(0.04)	$0.02	$(0.07)

Weighted average number of shares outstanding	62,355,945	51,806,160	61,742,936	50,948,467

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Operating activities
Net earnings (loss) for the period	$(412)	$(1,832)	$1,308	$(3,572)
Items not affecting cash:
Stock-based compensation	1,693	514	2,344	597
Depreciation and depletion	3,028	2,414	6,329	4,704
Future income tax loss (recovery)	2,070	(579)	3,420	(1,031)
Unrealized foreign exchange loss (gain)	(564)	787	26	717
Accretion of convertible debentures	404	121	840	167
(Gain) loss on redemption call option	(115)	-	(290)	-
(Gain) loss on marketable securities	(47)	-	(47)	-
Net changes in non-cash working capital	(3,077)	1,479	(7,867)	(2,150)
Cash from (used for) operations	2,980	2,904	6,063	(568)

Investing activites
Property, plant and equipment expenditures	(7,085)	(4,001)	(12,863)	(6,468)
Long term deposits	-	(11)	-	(29)
Investment in marketable securities	-	-	(1,021)	-
Proceeds from sale of marketable securities	1,218	-	1,218	-
Cash used in investing activities	(5,867)	(4,012)	(12,666)	(6,497)

Financing activities
Common shares issued, net of issuance costs	1,019	330	1,902	365
Issuance of convertible debentures	-	-	-	11,225
Debenture issuance costs	-	(89)	-	(1,191)
Interest Paid	(301)	-	(625)	-
Cash from financing activites	718	241	1,277	10,399

Increase (decrease) in cash and cash equivalents	(2,169)	(867)	(5,326)	3,334
Cash and cash equivalents, beginning of period	23,545	7,783	26,702	3,582
Cash and cash equivalents, end of period	$21,376	$6,916	$21,376	$6,916

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

	June 30,	December 31,
	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$21,376	$26,702
Marketable securities	1,843	2,045
Notes receivable	3,140	2,476
Accounts receivable and prepaids	15,929	7,467
Inventories	8,944	6,100
Due from related parties	350	243
Total current assets	51,582	45,033

Long term deposits	1,153	1,153
Redemption call option on convertible debentures	2,413	2,693
Mineral property, plant and equipment	63,310	57,002
Total assets	$118,458	$105,881

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$8,246	$5,230
Current portion of promissory note	231	231
Accrued interest on convertible debentures	200	254
Income taxes payable	521	545
Total current liabilities	9,198	6,260

Promissory note	156	248
Asset retirement obligations	1,811	1,740
Future income tax liability	11,488	8,103
Liability portion of convertible debentures	6,743	8,149
Total liabilities	29,396	24,500

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 63,072,408 shares (2009 - 60,626,203 shares)	117,313	112,173
Equity portion of convertible debentures	1,724	2,164
Contributed surplus	14,007	12,948
Accumulated comprehensive income	1,363	749
Deficit	(45,345)	(46,653)
Total shareholders' equity	89,062	81,381
	$118,458	$105,881

ENDEAVOUR SILVER CORP.
CONSOLIDATED MINE OPERATIONS

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2010 Year:

Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.39	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	5.94	86.69
YTD 2010	236,788	268	1.33	1,592,649	8,235	77.9	81.9	6.16	83.24
Production 2009 Year:

Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.04	78.14
Production 2008

Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01	84.75
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62	75.96
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55	80.11
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43	81.25
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03	80.42

Q2, 2010 : Q2, 2009	37%	3%	14%	41%	61%	1%	0%	-15%	9%

Q2, 2010 : Q1, 2010	10%	-1%	-1%	8%	18%	-1%	8%	-7%	9%

YTD 2010 : YTD 2009	34%	1%	22%	38%	61%	0%	-5%	-15%	8%